EXHIBIT 99.2

UNDERWRITING AGREEMENT
March 9, 2011

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street
Purdy’s Wharf Tower II
Halifax, Nova Scotia
B3J 3R7

Attention:              Wade K. Dawe, Chairman, CEO & President

Dear Sirs:

Re:           Offering of 6.5% Senior Unsecured Convertible Debentures of Brigus Gold Corp.

BMO Nesbitt Burns Inc. (“BMO”), Haywood Securities Inc., CIBC World Markets Inc. Cormark Securities Inc., and Paradigm Capital Inc. (together with BMO, collectively, the "Underwriters" and each individually an “Underwriter”) understand that Brigus Gold Corp. (the "Corporation") proposes to issue and sell 50,000 senior unsecured convertible debentures with a face value of US$1,000 principal amount per Offered Debenture (as defined below), with a coupon of 6.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year commencing September 30, 2011 and a maturity date of March 31, 2016 (the "Maturity Date"), subject to redemption at the option of the Corporation in certain circumstances, subsequent to March 31, 2014, as set forth in the Prospectus (as hereinafter defined) and the Debenture Indenture (as hereinafter defined) (the "Offered Debentures"). The Offered Debentures shall be convertible into Common Shares (as hereinafter defined) at an initial conversion price of US$2.45 per Common Share at any time prior to the close of business on the earlier of (i) the Business Day (as defined below) immediately preceding the Maturity Date or, (ii) if called for redemption, the Business Day immediately preceding the date specified by the Corporation for redemption of the Offered Debentures, or (iii) if subject to repurchase pursuant to a Change of Control (as such term is defined in the Debenture Indenture, on the Business Day immediately preceding the payment date, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus.

The Underwriters also understand that the Corporation will prepare and file, in accordance with the terms hereof, the Preliminary Prospectus (as defined herein) and the Prospectus (as defined herein) and all other necessary documents in order to qualify for distribution the Debentures and the Common Shares issuable on the conversion of the Debentures in each of the Qualifying Provinces (as defined herein).

Subject to the terms and conditions hereof, the Underwriters hereby agree to act as, and the Corporation by this Agreement appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Offered Debentures at a price of US$1,000 per Offered Debenture, for an aggregate purchase price of US$50,000,000, provided that if less than 50,000 Offered Debentures are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation on the Closing Date, in the respective percentages set forth in section 21 hereof, that number of Offered Debentures that, together with such Debentures sold by the Underwriters as agents, aggregates 50,000 Offered Debentures. It is understood that prior to the Closing Time, the Underwriters will endeavour to arrange for substitute purchasers to purchase the Offered Debentures in the place and stead of the Underwriters at the Closing Time. The Corporation hereby agrees to issue and sell to the Underwriters, subject to the provisions hereof, on the Closing Date, all but not less than all, such Offered Debentures.
In connection with the offering and sale of the Offered Debentures, the Underwriters shall be entitled to retain as sub-agents other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time (as defined below)) subscriptions for Offered Debentures from other registered securities dealers. The fee payable to such sub-agents shall be for the account of the Underwriters and shall not exceed the fee payable to the Underwriters hereunder.

In consideration for their services hereunder, the Underwriters shall be entitled to the fee provided for in section 3 hereof, which fee shall be payable in accordance with section 11 hereof.

The Underwriters will offer the Offered Debentures initially at the offering price specified above. The Underwriters may subsequently reduce the price at which the Offered Debentures are offered. Any such reduction shall not reduce the proceeds received by the Corporation in accordance with this Agreement.

Notwithstanding anything to the contrary contained herein and subject to the terms and conditions hereof, the Underwriters, acting through their U.S. Affiliates (as hereinafter defined) in accordance with Schedule "A" hereto, may offer and sell the Offered Debentures in the United States to Qualified Institutional Buyers (as defined in Schedule "A" hereto) in accordance with Rule 144A (as defined in Schedule "A" hereto), and in accordance with the provisions of Schedule "A" hereto.

Terms and Conditions

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

1.	Interpretation

(a)	Definitions. Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“associate”, “distribution”, “misrepresentation”, “material fact”, “material change” and “affiliate”, shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer hereby made by the Underwriters;

“Black Fox Property” means the gold mine and mill located approximately 75 kilometres east of Timmins, Ontario within the Destor – Porcupine gold district and includes the Grey Fox and the Pike River Properties;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

2.

“Canadian Securities Commissions” means the Securities Commissions in the Qualifying Provinces;

“Closing” means the completion of the issue and sale by the Corporation, and the purchase by the Underwriters, of the Offered Debentures pursuant to the Offering in accordance with the provisions of this Agreement;

“Closing Date” means March 23, 2011 or such other date as the Corporation and the Underwriters may agree to in writing;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

“Common Shares” means the common shares in the capital of the Corporation;

"Corporation" means Brigus Gold Corp., a corporation duly incorporated pursuant to the provisions of the YBCA;

 “Corporation’s Auditors” means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation, including prior auditors of the Corporation, as applicable;

"Corporation’s counsel" means Fogler, Rubinoff LLP, or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

"Debt Instrument" means any loan, bond, debenture, promissory note or other instrument evidencing material indebtedness for borrowed money, other than inter-company debt instruments;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater certainty, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Debentures and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering  of Offered Debentures;

“Debenture Indenture” means the trust indenture to be entered into as of the Closing Date between the Corporation and the Trustee governing the terms of the Offered Debentures;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, annual reports, material change reports, comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, quarterly reports, business acquisition reports and other documents issued by the Corporation, whether before or after the date of this Agreement, that are required by applicable Canadian Securities Laws to be incorporated by reference into the Prospectus;

3.

“Engagement Letter” means the bid letter dated as of March 3, 2011 between the Corporation and BMO relating to the Offering;

“Final Decision Document” means a receipt issued by the Nova Scotia Securities Commission, as principal regulator pursuant to the Passport System, and which evidences the receipt of the Nova Scotia Securities Commission, on behalf of itself and the Canadian Securities Commissions of the other Qualifying Provinces for the Final Prospectus;

“Final Prospectus” means the (final) short form prospectus, including all of the Documents Incorporated by Reference, prepared by the Corporation and relating to the distribution of the Offered Debentures and for which a Final Decision Document has been issued;

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements;

“Governmental Authority” means, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

 “Grey Fox Property” means the exploration stage property that is located 3.5 kilometres southeast of the Black Fox Property;

"Hazardous Material" means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by Environmental Laws;

“Indemnified Parties” and “Indemnified Party” have the meanings ascribed thereto in subsection 18(a);

“Linear” means Brigus Gold ULC (formerly Linear Gold Corp.);

4.

“Linear Financial Statements” means (A) (i) the consolidated audited financial statements of Linear for the years ended March 31, 2010 and March 31, 2009, together with the report of Linear’s auditors thereon and the notes thereto; and (ii) the  consolidated unaudited interim financial statements of Linear for the three and nine month period ended December 31, 2009 and December 31, 2008, together with together with the report of Linear’s Auditors thereon and the notes thereto, each of which are included in the business acquisition report of the Corporation dated October 13, 2010, and (B) the audited financial statements of Linear for the years ended March 31, 2009, March 31, 2008 and March 31, 2007, together with the report of Linear’s Auditors thereon and the notes thereto, which are included in the Management Information Circular dated as at May 26, 2010 related to the Corporation's annual and special meeting of shareholders held on June 24, 2010;

“Linear Transaction” means the plan of arrangement involving the Corporation, Linear and 1526735 Alberta ULC, as described in the management information circular dated as at May 26, 2010 relating to the Corporation's annual and special meeting of shareholders held on June 24, 2010;

“Linear’s Auditors” means PricewaterhouseCoopers LLP;

 “Material Adverse Effect” when used in connection with an entity means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), properties, capitalization, prospects, condition (financial or otherwise) or results of operations of such entity and its parent or subsidiaries (if applicable), taken as a whole or (ii) would result in the Final Prospectus containing a misrepresentation;

"Material Agreement" means any material note, indenture or other form of indebtedness and any material contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of the Subsidiaries is a party or by which a material portion of the assets of the Corporation and the Subsidiaries considered as one enterprise are bound;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE Amex” means the NYSE Amex Equities Exchange;

“Offering” means the issuance and sale of the Offered Debentures pursuant to this Agreement;

“Offering Documents” has the meaning ascribed thereto in paragraph 7(a)(ii) hereof;

"Outstanding Convertible Securities" means all existing rights, agreements, arrangements or options, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of any Common Shares or any other security convertible into or exchangeable for Common Shares, including options granted to officers, directors or employees, whether issued pursuant to an established plan or otherwise;

5.

“Passport System” means the passport system provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, adopted by the Canadian Securities Commissions, other than Ontario;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Pike River Property” means certain mineral properties located in the Township of Hislop, Ontario, Canada, which are contiguous to the south-east boundary of the Corporation’s Black Fox Property and the north-west boundary of the Corporation’s Grey Fox Property;

“Preliminary Decision Document” means a receipt issued by the Nova Scotia Securities Commission as principal regulator pursuant to the Passport System and which evidences the receipt of the Nova Scotia Securities Commission, on behalf of itself and the Canadian Securities Commissions of the other Qualifying Provinces for the Preliminary Prospectus;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated March 9, 2011, including all of the Documents Incorporated by Reference, prepared by the Corporation and relating to the distribution of the Offered Debentures and for which a Preliminary Receipt has been issued;

"Pro Forma Financial Statements" means (i) the unaudited pro forma balance sheet of the Corporation as of March 31, 2010, together with the notes thereto; (ii) the unaudited pro forma consolidated statement of operations and comprehensive income of the Corporation for the three months ended March 31, 2010 together with the notes thereto, giving effect to the Linear Transaction;

“Properties” means the following properties of the Corporation described in the Prospectus, being the Black Fox Property, Pike River Property and Grey Fox Property;

“Property Rights” has the meaning ascribed thereto in subsection 10(f) hereof;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus, in each case including all of the Documents Incorporated by Reference;

"Project Loan Facility" means the US$70 million debt facility entered into by the Corporation on February 20, 2009 with RMB Australia Holdings Limited and Macquarie Bank Limited and arranged by RMB Resources Inc., as amended;

"Purchase Price" means US$1,000 per Offered Debenture;

“Purchasers” means, collectively, each of the purchasers of the Offered Debentures pursuant to the Offering (including the Underwriters to the extent that substituted purchasers for the Offered Debentures have not been arranged);

“Qualifying Provinces” means, collectively, each of the provinces of Canada except for Quebec;

6.

"Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or any Subsidiary;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Provinces, the United States and the applicable securities laws of all other jurisdictions other than the Qualifying Provinces and the United States in which the Offered Debentures are offered, as applicable, and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

"Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in each of the provinces of Canada and in the United States or any State thereof and "Securities Commission" means any of them;

"SEDAR" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval, which is available online at www.sedar.com;

“Selling Firm” has the meaning ascribed thereto in subsection 5(a) hereof;

“Standard Listing Conditions” has the meaning ascribed thereto in paragraph 6(a)(iii) hereof;

“Stock Exchanges” means the Toronto Stock Exchange and NYSE Amex;

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, annual reports, material change reports, comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, quarterly reports, business acquisition reports or other documents issued by the Corporation after the date of this Agreement that are required to be incorporated by reference in the Prospectus;

“subsidiary” has the meaning ascribed thereto in the YBCA;

“Subsidiaries” means the subsidiaries of the Corporation as disclosed in the Prospectus;

“Supplementary Material” means, collectively, any amendment to the Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Canadian Securities Laws relating to the distribution of the Offered Debentures thereunder;

7.

"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended, re-enacted or replaced from time to time;

“Technical Report” means the current technical report of the Corporation relating to the Black Fox Property entitled “Black Fox Project, National Instrument 43-101 Technical Report”, prepared by Wardrop Engineering dated January 6, 2011;

“Trustee” means Computershare Trust Company of Canada, or such other trust company satisfactory to the Underwriters, acting reasonably, in its capacity as trustee in respect of the Offered Debentures;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means the United States broker-dealer affiliate of the Underwriter;

“U.S. Private Placement Memorandum” has the meaning ascribed thereto in paragraph 6(a)(vi) hereof;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

"YBCA" means the Business Corporations Act (Yukon), R.S.Y. 2002, c. 20, as amended, including the regulations promulgated thereunder.

(b)	Prospectus Defined Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

(c)
Divisions and Headings. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(d)
Number and Gender. All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(e)
Currency. Any reference in this Agreement to “$” or to dollars shall refer to the lawful currency of Canada, unless otherwise specified. Any reference in this Agreement to “US$” or to U.S. dollars shall refer to the lawful currency of United States, unless otherwise specified.

8.

(f)	Schedules. The following Schedules are attached to this Agreement and are deemed to be part of and incorporated in this Agreement:

Schedule	Title

“A”	Compliance with United States Securities Laws

2.	Attributes of the Securities

The Offered Debentures to be issued and sold by the Corporation and the Common Shares issuable pursuant to the conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures shall be duly and validly created and issued by the Corporation and, when issued and sold by the Corporation, such securities shall have attributes and characteristics set forth in the Debenture Indenture that conform in all respects to the attributes and characteristics described in the Preliminary Prospectus and the Prospectus.

3.	Underwriters’ Fee

(a)
In consideration for the agreement of the Underwriters for their services in underwriting the distribution of the Offered Debentures, the Corporation agrees to pay the Underwriters at the Closing Time, a fee of 4.0% of the gross proceeds from the sale of the Offered Debentures (the “Underwriters’ Fee”).

(b)
The Underwriters’ Fee may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Debentures and withheld for the account of the Underwriters. The Corporation also agrees to pay the Underwriters’ expenses as set forth in section 20 hereof.

4.	The Offering

(a)
The Corporation represents and warrants to the Underwriters that it is eligible to use the short form prospectus offering qualification system described in NI 44-101 for the distribution of the Offered Debentures in each of the Qualifying Provinces and that the Nova Scotia Securities Commission is the principal regulator for the purposes of filing the Prospectus.

(b)	The Corporation shall

(i)	not later than 5:00 p.m. (Toronto time) on March 9, 2011, have:

(1)
prepared and filed the Preliminary Prospectus and other documents required under Canadian Securities Laws with the Nova Scotia Securities Commission and with each of the other Canadian Securities Commissions in the Qualifying Provinces; and

9.

(2)	obtained a Preliminary Decision Document dated March 9, 2011 from the Nova Scotia Securities Commission as principal regulator;

(ii)
forthwith after any comments with respect to the Preliminary Prospectus have been received from the Canadian Securities Commissions (or such later date as may be agreed to in writing by the Corporation and the Underwriters), use reasonable commercial efforts to have:

(1)
prepared and filed the Prospectus and other documents required under Canadian Securities Laws with the Securities Commissions by not later than 5:00 p.m. (Toronto time) on March 16, 2011 (or such later date as may be agreed to in writing by the Underwriters and the Corporation); and

(2)
obtained from the Nova Scotia Securities Commission a Final Decision Document dated March 16, 2011 (or such later date as may be agreed to in writing by the Underwriters and the Corporation), from the Nova Scotia Securities Commission, as principal regulator or otherwise fulfilled all legal requirements to enable the Offered Debentures to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any Selling Firm registered to transact such business in the applicable Qualifying Provinces;

and otherwise fulfilled all legal requirements to enable the Offered Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and who complies with the relevant provisions of Canadian Securities Laws; and

(iii)
until the completion of the distribution of the Offered Debentures, promptly take all additional steps and proceedings that from time to time may be required under Canadian Securities Laws to continue to qualify the Offered Debentures for distribution or, in the event that the Offered Debentures have, for any reason, ceased to so qualify, to use reasonable commercial efforts to again qualify the Offered Debentures for distribution in each Qualifying Province.

(c)
Prior to the filing of the Prospectus and thereafter during the period of distribution of the Offered Debentures, prior to the filing with any Securities Commissions of any Supplementary Material or any Documents Incorporated by Reference therein after the date hereof, the Corporation shall allow the Underwriters to participate fully in the preparation of, and to approve the form and content of, such documents and shall allow the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to execute the certificate required to be executed by them at the end of such documents, and in that regard, the Corporation will make available to the Underwriters, their legal counsel, and technical consultants, on a timely basis, all reasonably requested corporate and operating records, material contracts, reserve reports, technical reports, feasibility studies, financial information, budgets, and other relevant information as may reasonably be requested and is necessary in order to complete the due diligence investigation of the Corporation and its business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriter may conduct, cause the Corporation to participate in, and cause its present and former auditors, as applicable, and technical consultants to participate in, one or more due diligence sessions to be held prior to the Closing Time. It shall be a condition precedent to the Underwriters’ execution of any certificate in any Offering Documents that they be satisfied as to the form and content of that document.

10.

5.	Distribution and Certain Obligations of the Underwriters.

(a)
The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Debentures (each, a “Selling Firm”) to agree to, comply with the Securities Laws in connection with the distribution of the Offered Debentures and shall offer the Offered Debentures for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Debentures only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Debentures as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Debentures and provide a breakdown of the number of Offered Debentures distributed in each of the Qualifying Provinces where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions.

(b)
The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Offered Debentures in a manner which complies with and observes all applicable laws and regulations, including, for greater certainty, all Securities Laws, in each jurisdiction into and from which they may offer to sell the Offered Debentures or distribute the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum in connection with the distribution of the Offered Debentures and will not, directly or indirectly, offer, sell or deliver any Offered Debentures or deliver the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum to any person in any jurisdiction other than in the Qualifying Provinces except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Securities Laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Offered Debentures in the United States solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws and in other international jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Debentures. Any offer or sale of the Offered Debentures in the United States shall be made in accordance with the terms and conditions set out in Schedule “A” to this Agreement, which terms and conditions and the representations, warranties and covenants of the parties therein, are hereby incorporated by reference in and shall form part of this Agreement.

11.

(c)
For the purposes of this subsection 5(c), the Underwriters shall be entitled to assume that the Offered Debentures are qualified for distribution in any Qualifying Province where a receipt or similar document in respect of the Final Prospectus shall have been obtained from the applicable Canadian Securities Commissions (including the Final Decision Document) following the filing of the Final Prospectus unless otherwise notified in writing.

(d)
Notwithstanding the foregoing provisions of this subsection 5(d), an Underwriter will not be liable to the Corporation under this subsection 5(d) with respect to a default under this subsection 5(d) or Schedule “A” by another Underwriter or another Underwriter’s Selling Firm or duly registered broker-dealer affiliate in the United States, as the case may be.

6.	Deliveries on Filing and Related Matters.

(a)	The Corporation shall deliver to each of the Underwriters:

(i)
at or prior to the time each of the Preliminary Prospectus and the Final Prospectus is presented to the Underwriters for signing, copies of the Preliminary Prospectus and the Final Prospectus, as the case may be, signed and certified by the Corporation as required by applicable Securities Laws in the Qualifying Provinces;

(ii)
concurrently with the filing of the Final Prospectus with the Canadian Securities Commissions, a “long form” comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from (i) the Corporation’s Auditors with respect to the financial and accounting information relating to the Corporation contained in the Prospectus including all Documents Incorporated by Reference, and (ii) the Linear’s Auditors with respect to the financial and accounting information relating to Linear contained in the Prospectus including all Documents Incorporated by Reference, which letters shall be based on a review by the Corporation’s Auditors and the Linear’s Auditors, as applicable, within a cut-off date of not more than two Business Days prior to the date of the letter and shall be in addition to any auditors’ consent letter and comfort letter (if required) addressed to the Securities Commissions;

(iii)
prior to the filing of the Preliminary Prospectus with the Canadian Securities Commissions, copies of correspondence indicating that the Corporation has made an application for (i) the listing and posting for trading on the TSX of the Offered Debentures; and (ii) the listing and posting for trading on the Stock Exchanges of the Common Shares issuable pursuant to the conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures (except, in respect of the NYSE Amex, any such Common Shares not calculable on the date hereof);

12.

(iv)
prior to the filing of the Final Prospectus with the Canadian Securities Commissions, copies of correspondence indicating that the application for (i) the listing and posting for trading on the TSX of the Offered Debentures; and (ii) the listing and posting for trading on the Stock Exchanges of the Common Shares issuable pursuant to the conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures (except, in respect of the NYSE Amex, any such Common Shares not calculable on the date hereof), has been approved subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the Stock Exchanges (as applicable), in similar circumstances, if any (the “Standard Listing Conditions”);

(v)
concurrently with or promptly at or prior to the filing of each of the Preliminary and the Prospectus with the Canadian Securities Commissions, a copy of any other document required to be filed by the Corporation with or prior to filing the Preliminary Prospectus and the Prospectus to obtain a Preliminary Decision Document or Final Decision Document, as applicable, or to comply with the Securities Laws in connection with the Offering; and

(vi)
as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, the private placement memorandum incorporating the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, prepared for use in connection with the offer and sale of the Offered Debentures in the United States (the “U.S. Private Placement Memorandum”) and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum; and

(b)
The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation by reference in the Prospectus of any Subsequent Disclosure Document, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material or Subsequent Disclosure Document, to the extent that such Supplementary Material contains any financial and accounting information, a comfort letter substantially similar to that referred to in paragraph 6(a)(ii).

(c)
Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i)
all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters) contained and incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Debentures as required by applicable Securities Laws in the Qualifying Provinces;

13.

(ii)
no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and provided by the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)
except with respect to any information relating solely to the Underwriters and provided by the Underwriters, such documents comply in all material respects with the requirements of applicable Securities Laws in the Qualifying Provinces.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Offered Debentures in the Qualifying Provinces in compliance with this Agreement unless otherwise advised in writing.

(d)	The Corporation shall:

(i)
cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such quantities and at such locations in the Qualifying Provinces as the Underwriters may reasonably request by written instructions to the Corporation’s printer of such documents, such delivery shall be effected as soon as possible after filing thereof with the Canadian Securities Commissions and, in any event, on or before 12:00 p.m. (Toronto time) on the second Business Day after the filing thereof with the Canadian Securities Commissions;

(ii)
similarly cause to be delivered to the Underwriters, as soon as practicable after preparation thereof, without charge, in such numbers and at such locations as the Underwriters may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto; and

(iii)
cause to be provided to the Underwriters, without charge, such number of copies of any Documents Incorporated by Reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material as the Underwriters may reasonably request for use in connection with the distribution of the Offered Debentures.

Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Preliminary Prospectus and the Final Prospectus for the distribution of the Offered Debentures in the Qualifying Provinces in compliance with the provisions of this Agreement and Canadian Securities Laws and of the U.S. Private Placement Memorandum for the offer and sale of the Units in the United States in compliance with the provisions of Schedule “A”.

14.

(e)
During the period commencing on the date hereof and until completion of the distribution of the Offered Debentures, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation, or other document prepared for the purpose of communication with the shareholders of the Corporation, for review by the Underwriters and the Underwriters’ counsel prior to issuance.

7.	Material Changes

(a)
During the period from the date of this Agreement until such time as the Underwriters notify the Corporation of the completion of the distribution of the Offered Debentures under the Final Prospectus, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)
any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, capital or control of the Corporation and its subsidiaries taken as a whole;

(ii)
any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the “Offering Documents”) had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with the Securities Laws of any Qualifying Province.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first obtaining from the Underwriters the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall in good faith discuss with BMO any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this subsection 7(a).

(b)
If during period from the date of this Agreement until such time as the Underwriters notify the Corporation of the completion of the distribution of the Offered Debentures under the Final Prospectus there shall be any change in applicable Securities Laws and the rules and policies of the Stock Exchanges which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Canadian Securities Commissions where such filing is required.

15.

(c)
During the period from the date of this Agreement until such time as the Underwriters notify the Corporation of the completion of the distribution of the Offered Debentures, the Corporation will promptly provide to BMO drafts of any press releases of the Corporation regarding the Corporation for review by the BMO and its counsel prior to issuance, provided that any such review will be completed in a timely manner.

8.	Regulatory Approvals

Prior to the filing of the Final Prospectus with the Canadian Securities Commissions, the Corporation shall file or cause to be filed with the Stock Exchanges all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the issue of Offered Debentures and the Common Shares issuable pursuant to the conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures to be conditionally approved by the Stock Exchanges (except, in respect of the NYSE Amex, any such Common Shares not calculable on the date hereof), subject only to the Standard Listing Conditions. The Corporation will use its commercially reasonable best efforts to obtain the listing of the Offered Debentures on the TSX, subject only to the Standard Listing Conditions, including the minimum public distribution requirements of the TSX.

9.	Covenants of the Corporation

The Corporation hereby covenants and agrees with the Underwriters that the Corporation:

(a)
will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material has been filed and Preliminary Decision Document and Final Decision Document therefor have been, obtained, as applicable, and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such Preliminary Decision Document and Final Decision Document;

(b)
will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Canadian Securities Commissions of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Offered Debentures in any of the Qualifying Provinces or the institution, threatening or contemplation of any proceeding for any such purposes; or (iii) any requests made by any Canadian Securities Commissions for an amendment to the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c)
will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws of at least one of the Qualifying Provinces which have such a concept to the date that is at least 24 months following the Closing Date;

16.

(d)
will use its commercially reasonable best efforts to maintain the listing of the Offered Debentures on the TSX and the listing of the Common Shares on the TSX or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, for a period of at least 24 months following the Closing Date so long as the Corporation meets the minimum listing requirements of the TSX or such other exchange or quotation system;

(e)
will duly execute and deliver the Debenture Indenture and the certificates representing the Offered Debentures at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(f)
will ensure that the Offered Debentures are duly and validly created, authorized and issued and have attributes corresponding in all material respects to the description set forth in this Agreement, the Prospectus and the Debenture Indenture;

(g)
will ensure that at all times prior to the expiry thereof, sufficient Common Shares are allotted and reserved for issuance pursuant to the conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures;

(h)
will ensure that the Common Shares issuable pursuant to the conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures shall, upon issuance in accordance with the terms set out in the certificates representing Debentures and Debenture Indenture, be duly issued as fully paid and non-assessable Common Shares;

(i)	will use the proceeds of the Offering in the manner specified in the Final Prospectus;

(j)	within the time periods required under the Securities Laws, shall file all such documents and pay all such fees as may be required thereunder in respect of the Offering;

(k)
will not take any action which would be reasonably expected to result in the delisting or suspension of the Offered Debentures or its Common Shares from the TSX, other than in connection with an amalgamation or other business combination transaction (whether by way of merger, plan of arrangement, consolidation, asset acquisition or disposition or other transaction) completed in accordance with Canadian Securities Laws, and the Corporation shall comply, in all material respects, with the rules and regulations thereof; and

(l)	shall perform and carry out all of the acts and things to be completed by it as provided in this Agreement, unless waived by the Underwriters.

17.

10.	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters as of the date hereof, and acknowledges that the Underwriters are relying upon each of such representations and warranties in completing the Closing, that:

(a)
the Corporation is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into each of this Agreement, the Debenture Indenture, the certificates representing the Offered Debentures and to carry out its obligations hereunder and thereunder;

(b)
the Subsidiaries are the only subsidiaries (as defined under YBCA) of the Corporation.  Each Subsidiary is a corporation duly incorporated, validly existing and in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the laws of the jurisdiction of its incorporation and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except in each case where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect;

(c)
the Corporation is the direct or indirect legal, beneficial and registered holder of the ownership interest in each of its Subsidiaries, in each case, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than pursuant to arrangements disclosed in the Prospectus) and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities (other than pursuant to arrangements disclosed in the Prospectus), and all such securities have been validly issued and are outstanding as fully paid and non-assessable; and except with respect to the Subsidiaries, the Corporation is not a partner, co-tenant, joint venturer or otherwise a participant in any material partnership joint venture, co-tenancy or other similarly joint owned business except as disclosed in the Prospectus;

(d)
except as disclosed in the Prospectus, the Corporation has no direct or indirect material subsidiaries nor any investment or proposed investment in any person which, for the financial year ended December 31, 2009 accounted for or which, for the financial year ending December 31, 2010, is expected to account for, more than ten percent of the consolidated assets or consolidated revenues of the Corporation or would otherwise be material to the business and affairs of the Corporation on a consolidated basis.

(e)
except as disclosed in the Prospectus, the Corporation holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold or the lack of good standing in respect to such licences, registrations, qualifications, permits and consents in all material respects would not have a Material Adverse Effect on the Corporation or any of the Subsidiaries. In particular, without limiting the generality of the foregoing, the Corporation has not received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor has the Corporation received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the Properties where such revocation or cancellation would have a Material Adverse Effect on the Corporation;

18.

(f)	the Properties are the only material properties of the Corporation;

(g)
except as disclosed in the Prospectus, the Corporation is the absolute legal and beneficial owner of the Properties and holds either freehold title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular Property is located (collectively, “Property Rights”), in respect of the mineral rights located in the Properties in which the Corporation has an interest as described in the Prospectus under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore for mineral deposits relating thereto and, except as disclosed in the Prospectus, the Corporation holds interest in such Properties free and clear of any liens, charges or encumbrances and no material commission, royalty, licence fee or similar payment to any person with respect to the Properties is payable;

(h)
all Property Rights in which the Corporation holds an interest or right have been validly registered and recorded in accordance in all material respects with all applicable laws and are valid and subsisting; the Corporation has all necessary surface rights, access rights and other necessary rights and interests relating to the Properties granting the Corporation the right and ability to explore for mineral deposits as are appropriate in view of the rights and interests therein of the Corporation and the operations of the Corporation as it is currently being conducted, with only such exceptions as do not unreasonably interfere with the use made by the Corporation of the rights or interest so held; and each of the Property Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation except where the failure to be in good standing would not have a Material Adverse Effect on the Corporation;

(i)
the Properties and Property Rights of the Corporation, as disclosed in the Prospectus, constitute an accurate description of the Properties and all material Property Rights held by the Corporation, and no other property or assets are necessary for the conduct of the business of the Corporation as currently conducted, the Corporation does not know of any claim or the basis for any claim that could reasonably be expected to materially and adversely affect the right thereof to use, transfer or otherwise explore for mineral deposits on such Properties and, except as disclosed in the Prospectus, the Corporation holds interests in such Properties free and clear of any liens, charges or encumbrances and no material commission, licence fee or similar payment to any person with respect to the Properties is payable;

19.

(j)
to the Corporation’s knowledge the Technical Report complied with the requirements of NI 43-101 at the time of filing thereof and the Technical Report reasonably presented the quantity of mineral resources and mineral reserves, as applicable, attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the Technical Report were prepared;

(k)
the Corporation made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, which information, to the knowledge of the Corporation, did not contain any material misrepresentation at the time such information was so provided. The Corporation has no knowledge of a material adverse change in any information provided to the authors of the Technical Report since that date;

(l)
the Corporation is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change to the information set out in the Technical Report of which the Corporation is aware that would require the filing of a new technical report[s] under NI 43-101;

(m)
the information set forth in the Offering Documents relating to the estimates by the Issuer of the mineral resources and mineral reserves have been reviewed and verified by the authors described under the heading “Interests of Experts” and, in all cases, the mineral resource and mineral reserve information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and to the best of the Corporation’s knowledge the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof;

(n)
all exploration, development and mining activities on the Properties by the Corporation have been conducted in all material respects in accordance with good exploration, development and mining practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects;

(o)
the Corporation is a reporting issuer under the Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, is not in default of any material requirement of such Securities Laws, is not included on a list of defaulting reporting issuers maintained by the Securities Commissions of such provinces and will be, at the time of Closing, a reporting issuer under the Securities Laws of each of the Qualifying Provinces;

(p)
each of the execution and delivery of this Agreement, the Debenture Indenture, certificates representing the Offered Debentures, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Debentures hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Debentures and the issuance and delivery of the Common Shares issuable upon conversion, redemption or maturity of or otherwise, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation including, without limitation, applicable Securities Laws and the rules and regulations of the Stock Exchanges; (B) the constating documents of the Corporation, or resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof; (C) the Project Facility; (D) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (E) any judgment, decree or order binding the Corporation or the property or assets thereof;

20.

(q)
the Corporation is in compliance in all material respects with its continuous disclosure obligations under applicable Securities Laws and the rules and regulations of the Stock Exchanges and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporation on a consolidated basis since December 31, 2009 which has not been publicly disclosed on a non-confidential basis, all statements set forth in all documents publicly filed by or on behalf of the Corporation pursuant to applicable Securities Laws, including the Documents Incorporated by Reference, were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Corporation has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(r)	the Corporation is in compliance an all material respects with applicable Securities Laws;

(s)	the Corporation has not approved, has not entered into any binding agreement in respect of, nor has any knowledge of:

(1)
the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise;

(2)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or otherwise) of the Corporation; or

(3)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation;

(t)
the Financial Statements, including the notes and the related auditors’ reports thereto, in each case as incorporated by reference in the Prospectus, (i) have been prepared in accordance with, or in the case of the Linear Financial Statements reconciled to, generally accepted accounting principles in the United States, (ii) present fairly and correctly in all material respects, the consolidated financial condition of the Corporation as at the dates thereof and the consolidated results of the operations and the changes in the financial position of the Corporation for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, as applicable, (iii) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively, and (viii) contain no misrepresentation; and there has been no change in accounting policies or practices of the Corporation since December 31, 2009 except as disclosed in the Prospectus;

21.

(u)
except as disclosed in the Financial Statements, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation have been paid, except where the failure to pay Taxes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation.  All tax returns, declarations, remittances and filings required to be filed by the Corporation have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. To the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with the Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation;

(v)
to the Corporation’s knowledge, the Corporation’s Auditors who audited the financial statements of the Corporation for the year ended December 31, 2009 and who provided their audit report thereon are independent in accordance with the auditors’ rules of professional conduct of the Institute of Chartered Accountants of Ontario, are, to the Corporation’s knowledge, independent public accountants as required under applicable Securities Laws in Canada and there has never been a reportable event (within the meaning of NI 51-102) between the Corporation and the Corporation’s Auditors or, to the knowledge of the Corporation, any former auditors of the Corporation;

(w)
the Pro Forma Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States, consistently applied, have been prepared and presented in accordance with applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Corporation and Linear; and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(x)
to knowledge of the Corporation the Linear Financial Statements (i) have been prepared in accordance with generally accepted accounting principles in Canada, (ii) present fairly and correctly in all material respects, the consolidated financial condition of Linear as at the dates thereof and the consolidated results of the operations and the changes in the financial position of Linear for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Linear, as applicable;

22.

(y)
except pursuant to the transactions contemplated herein and as disclosed in the Prospectus, no person has or will have at the Closing Time any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued shares or securities of the Corporation;

(z)	to the knowledge of the Corporation, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(aa)
except as disclosed in the Prospectus, to the knowledge of the Corporation, none of the officers or employees of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(bb)
except as disclosed in the Prospectus, there are no actions, suits, judgments, investigations, inquires or proceedings of any kind whatsoever outstanding (whether or not purportedly on behalf of the Corporation), pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its Subsidiaries, or its directors or officers, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the knowledge of the Corporation, there is no basis therefor and neither the Corporation nor any of its Subsidiaries is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, may have a Material Adverse Effect on the Corporation or would adversely affect the ability of the Corporation to perform its obligations under this Agreement;

(cc)
no legal or governmental proceedings or inquiries are pending to which the Corporation is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or licence necessary to conduct the business now conducted by the Corporation or any of its Subsidiaries which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Corporation and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation, or with respect to its properties and assets;

23.

(dd)
no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of this Agreement, and the Debenture Indenture, the certificates representing the Offered Debentures, except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under applicable Securities Laws or the rules of the Stock Exchanges, including in compliance with applicable Securities Laws with regard to the distribution of the Offered Debentures in the Qualifying Provinces, and (ii) such post-Closing notice filings with Securities Commissions and the Stock Exchanges as may be required in connection with the Offering, including under the U.S. Securities Act and related notice filings under applicable United States state securities laws as may be required in connection with the issue and sale of Offered Debentures in the United States;

(ee)
except as disclosed in the Prospectus, the Corporation is not in violation of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

(ff)
except as disclosed in the Prospectus, any and all of the agreements and other documents and instruments pursuant to which the Corporation holds its respective property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms, the Corporation is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licences and claims pursuant to which the Corporation or the Subsidiaries derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the Properties of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus;

(gg)
at the Closing Time, each of this Agreement, the Debenture Indenture and the certificates representing the Offered Debentures shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery each shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(hh)
at the Closing Time, all necessary corporate action will have been taken by the Corporation to carry out its obligations hereunder and the Offered Debentures have been duly authorized for issuance and sale to the Underwriters or substitute purchasers pursuant to this Agreement and when created, issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration set forth herein, will, at the time of issue, be duly allotted, validly issued and outstanding as fully paid and non-assessable securities of the Corporation, and will be free of all liens, charges and encumbrances.

24.

(ii)
at the Closing Time, all necessary corporate action will have been taken by the Corporation to carry out its obligations under the Debenture Indenture and to allot and authorize the issuance of the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture, and the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture will, at the time of their issue, be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(jj)
from the date hereof up to the Closing Time (and provided that the representations and warranties contained in paragraph (ii) and paragraph (iii) below do not apply to statements relating solely to the Underwriters and furnished by them in writing specifically for inclusion in the Offering Documents):

(i)	the Final Prospectus complied and will comply in all material respects with Securities Laws of the Qualifying Provinces as interpreted and applied by the Securities Commissions;

(ii)
none of the Offering Documents contained or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(iii)	each of the Offering Documents constituted and will constitute full, true and plain disclosure of all material facts relating to the Corporation and Offered Debentures;

(kk)
the Common Shares are listed and posted for trading on the Stock Exchanges, and at the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals and authorizations obtained by the Corporation from the Stock Exchanges to ensure that, subject to fulfilling the Standard Listing Conditions, the the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture will be listed and posted for trading on the Stock Exchanges upon their issuance;

(ll)
at the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals and authorizations will have been obtained by the Corporation from the TSX to ensure that, subject to fulfilling the Standard Listing Conditions, the Offered Debentures will be listed and posted for trading on the TSX upon their issuance;

(mm)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

25.

(nn)
the authorized capital of the Corporation consists of an unlimited number of Common Shares of which, as at the close of business on March 8, 2011, 184,912,178 Common Shares were issued and outstanding, and an aggregate of 50,981,393 Common Shares are reserved for issue under Outstanding Convertible Securities;

(oo)	except as disclosed in the Prospectus, no person, firm or corporation, as of the close of business on March 8, 2011, has any Outstanding Convertible Securities.

(pp)	the Corporation has not made any material loans to or guaranteed the obligations of any person;

(qq)
with respect to each premises of the Corporation which is material to the Corporation and which the Corporation occupies as tenant (the “Leased Premises”), the Corporation occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation occupies the Leased Premises is in good standing and in full force and effect;

(rr)
the assets of the Corporation and its business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

(ss)	CIBC Mellon Trust Company at its principal office in the city of Toronto, Ontario has been duly appointed as registrar and transfer agent for the Common Shares;

(tt)	prior to the Closing Time, Computershare Trust Company of Canada shall have been duly appointed as the Trustee under the Debenture Indenture;

(uu)
the minute books and records of the Corporation made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation are all of the minute books and records of the Corporation and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation, on a consolidated basis;

(vv)
other than as disclosed in the Prospectus, neither the Corporation, any of the Subsidiaries nor, to the knowledge of the Corporation, any other person is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and, to the knowledge of the Corporation, no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect.

26.

(ww)
to the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has been and is not currently in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Properties and the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect on the Corporation;

(xx)
without limiting the generality of the subsection immediately above, the Corporation does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation, any of its Subsidiaries or any of their property, assets or operations, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any of its respective property, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(yy)
there are no orders, rulings or directives issued, pending or, to the best of the Corporation’s knowledge, threatened against the Corporation under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of the Subsidiaries (including the Leased Premises) which would have a Material Adverse Effect on the Corporation;

(zz)
the Corporation is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration, development and mining activities) or non-compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect on the Corporation;

27.

(aaa)
neither the Corporation nor any Subsidiary has filed any notice under any federal, provincial, state or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material other than in compliance with applicable law.  To the best of the Corporation’s knowledge, except in compliance with applicable Environmental Laws, none of the Corporation’s property and assets, including the Properties and the Leased Premises, has at any time been used by the Corporation or any Subsidiary as a waste storage or waste disposal site or to operate a waste management business. To the best of the Corporation’s knowledge, the Corporation has no contingent liability nor has any Subsidiary any contingent liability of which the Corporation has knowledge, in connection with any release of any Hazardous Material on or into the environment from any of the Corporation’s property and assets, including the Properties and the Leased Premises and operations thereon, except for customary reclamation obligations of the Corporation or its Subsidiaries required under applicable Environmental Laws.  Neither the Corporation nor any Subsidiary generates, transports, treats, stores or disposes of any Hazardous Material on any of its property and assets, including the Properties and the Leased Premises, in contravention of Environmental Laws.  To the best of the Corporation’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Corporation’s property and assets, including the Properties and the Leased Premises in contravention of applicable Environmental Laws.

(i)
other than as disclosed in the Prospectus, without limiting the generality of subparagraph (vv) of this section 10, the Corporation and, to the best of the Corporation’s knowledge, each of the Subsidiaries are and:

(1)	have operated its property and assets, including the Properties and the Leased Premises, and

(2)	have received, handled, used, stored, treated, shipped and disposed of all Hazardous Materials,

in material compliance with all applicable Environmental Laws;

(bbb)
there has not been and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation, and the Corporation is in compliance with all provisions of all federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect on the Corporation;

(ccc)
to the knowledge of the Corporation, no union has been accredited or otherwise designated to represent any employees of the Corporation and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation’s facilities and none is currently being negotiated by the Corporation;

(ddd)
other than usual and customary health and related benefit plans for employees, the Prospectus discloses, to the extent required by applicable Securities Laws in the Qualifying Provinces, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

28.

(eee)
the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets;

(fff)
upon satisfaction of the Standard Listing Conditions on the Closing Date, Offered Debentures and the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans (except, in the case of Offered Debentures, a deferred profit sharing plan to which the Corporation, or an employer that does not deal at arm's length with the Corporation, has made a contribution), registered education savings plans and tax-free savings accounts.

(ggg)
all information which has been prepared by the Corporation relating to the Corporation, and the business, property and liabilities thereof and either publicly disclosed, provided or made available to the Underwriters, including the Prospectus and all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, taken as whole, and no fact or facts have been omitted there from which would make such information materially misleading;

(hhh)	the Corporation has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Corporation or to the Offering;

(iii)
the Corporation has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101 – Short form Prospectus Distributions of the Canadian Securities Administrators) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus pursuant to applicable Securities Laws in the Qualifying Provinces;

(jjj)
the Corporation is eligible to file a short form prospectus in each of the Qualifying Provinces pursuant to applicable Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under applicable Securities Laws in connection with the Offering that will not have been filed as required;

(kkk)
no order suspending the distribution of the Offered Debentures or the Common Shares has been issued by the Securities Commissions under Securities Laws and no proceedings for that purpose have been instituted or to the knowledge of the Issuer, are pending or, contemplated by any of the Securities Commissions, and any request on the part of any of the Securities Commissions for additional information has been complied with.

29.

(lll)
to the knowledge of the Corporation, none of the Corporation, its officers or directors is aware of any circumstances presently existing under which material liability to the Corporation is or could reasonably be expected to be incurred under Part XXIII – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario);

(mmm)	other than as disclosed in the Prospectus, the Corporation and each of the Subsidiaries are not parties to, bound by or subject to:

(i)	any material Debt Instrument; or

(ii)	any agreement, contract or commitment to create, assume or issue any material Debt Instrument.

(nnn)	other than the purchase agreement dated November 9, 2010 between the Corporation and Sandstorm Resources Ltd., the Corporation currently has no Swaps outstanding;

(ooo)
save and except for the restrictions contained in the Project Loan Facility, there is not in the articles of the Corporation, nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to the declaration of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of Common Shares.  During the previous 24 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or other securities or agreed to do any of the foregoing;

(ppp)
neither the Corporation nor, to the best of the Corporation’s knowledge, any of the Corporation’s officers, directors or affiliates has taken, nor at the Closing Date will have taken, directly or indirectly, any action which has constituted, or might reasonably be expected to constitute, the stabilization or manipulation of the price of sale or resale of the Offered Debentures;

(qqq)
other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement; and

(rrr)
the Corporation has not withheld, and will not withhold until the completion of the distribution of the Offered Debentures from the Underwriters any material facts or material changes relating to the Corporation.

11.	Closing

(a)
The purchase and sale of the Offered Debentures shall be completed at the Closing Time at the offices of Fogler, Rubinoff LLP in Toronto, Ontario, or at such other place as BMO and the Corporation may agree.

(b)	At or prior to the Closing Time, the Corporation shall deliver or cause to be delivered:

30.

(i)
to the Underwriters the requisite legal opinions, certificates and other documents as contemplated in section 12 of this Agreement and such further documentation as may be contemplated herein or as applicable regulatory authorities or the Underwriters’ counsel may reasonably require; and

(ii)
to BMO one or more fully registered global certificate(s) in definitive form, countersigned by the Trustee, representing in the aggregate the total principal amount of the Offered Debentures, registered in the name of “CDS & Co.” and/or such other name or names as BMO, on behalf of the Underwriters, may notify the Corporation in writing not less than 24 hours prior to the Closing Time (provided that any Offered Debenture sold in the United States pursuant to Schedule “A” shall be individually certificated and shall not be included in any global certificate);

against payment by electronic funds transfer to the Corporation by BMO, on behalf of the Underwriters, of an amount equal to the aggregate Purchase Price for the Offered Debentures being issued and sold hereunder less the Underwriters’ Fee and all of the estimated out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with section 20 hereof.

12.	Conditions of Closing

The Underwriters’ obligations hereunder at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement and the following conditions:

(a)
the Corporation shall cause its counsel, Fogler, Rubinoff LLP, to deliver to the Underwriters and their counsel, a legal opinion dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, and subject to and containing standard assumptions and qualifications, with respect to the following matters:

(i)	the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Provinces and it is not listed as in default of any of the Securities laws in the Qualifying Provinces;

(ii)
the Corporation is a corporation existing under the laws of Yukon Territory and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;

(iii)	the authorized and issued and outstanding share capital of the Corporation;

(iv)
the Corporation has all necessary corporate power and capacity: (A) to execute and deliver this Agreement, the Debenture Indenture and the certificates representing the Offered Debentures and to perform its obligations hereunder and thereunder; (B) to create, issue and sell the Offered Debentures; and (C) to issue the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture;

31.

(v)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Canadian Securities Commissions;

(vi)
all necessary corporate action has been taken by the Corporation to authorize the allotment and issue of the Offered Debentures and the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures as fully paid and non-assessable common shares (as the case may be) in the capital of the Corporation;

(vii)
the Offered Debentures have been validly created, allotted and issued and upon receipt of consideration for their issuance in accordance with the Debenture Indenture will be duly and validly issued securities of the Corporation and the Offered Debentures conform and will conform to all statements relating thereto contained in the Offering Documents and such description conforms to the rights set forth in the instruments defining the same;

(viii)
the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures have been authorized and allotted for issuance and, upon the issue of Common Shares in accordance with the Debenture Indenture, such Common Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(ix)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, the Debenture Indenture, the certificates representing the Offered Debentures and the performance of its obligations hereunder and thereunder and this Agreement, the Debenture Indenture, the certificates representing the Offered Debentures have been executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution may be limited by applicable law;

(x)
the rights, privileges, restrictions and conditions attaching to the Offered Debentures and the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures are accurately summarized in all material respects in the Final Prospectus;

(xi)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Provinces have been obtained by the Corporation to qualify the distribution to the public of the Offered Debentures in each of the Qualifying Provinces through persons who are registered under applicable Securities Laws and who have complied with the relevant provisions of applicable Securities Laws and no other documents will be required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under the Securities Laws of the Qualifying Provinces to permit the trading in the Qualifying Provinces of the Offered Debentures, through registrants registered under applicable Securities Laws or in circumstances in which there is an exemption from the registration requirements of such applicable laws;

32.

(xii)
the issue by the Corporation of the Common Shares issuable upon conversion, redemption, or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture is exempt from, or is not subject to, the prospectus and registration requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Corporation under Securities Laws in any of the Qualifying Provinces in respect of such distribution;

(xiii)
the first trade in, or resale of, the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture is exempt from, or is not subject to, the prospectus requirements of the Securities Laws of each of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Securities Laws in any of the Qualifying Provinces in respect of such trade, provided that:

(1)	the trade is not a “control distribution” as defined in National Instrument 45-102); and

(2)	the Corporation is a “reporting issuer” at the time of the trade;

(xiv)
subject only to the Standard Listing Conditions, the Common Shares issuable upon conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures in accordance with the terms of the Debenture Indenture have been conditionally approved for listing on the Stock Exchanges (except, in respect of the NYSE Amex, any such Common Shares not calculable on the date hereof);

(xv)	subject only to the Standard Listing Conditions, the Offered Debentures have been conditionally approved for listing on the TSX;

(xvi)
the form of the definitive certificate representing the Offered Debentures has been duly approved and adopted by the Corporation and complies in all material respects with the to YBCA and the Debenture Indenture;

(xvii)
the form and terms of the definitive certificates representing the Common Shares have been approved by the board of directors of the Corporation and comply in all material respects with the YBCA and the rules and by-laws of the Stock Exchanges;

33.

(xviii)
that the provision of the YBCA have been complied with in connection with the creation and issue of the Offered Debentures and no registration, filing (other than filing the Debenture Indenture on SEDAR as required pursuant to Securities Laws of the Qualifying Provinces) or recording of the Debenture Indenture under the laws of Canada or the YBCA is necessary in order to permit the valid offer, issue and sale of the Offered Debentures in the manner contemplated by this Agreement and the Debenture Indenture or to preserve or protect the validity and enforceability of the Debenture Indenture and the Offered Debentures;

(xix)
the execution and delivery of this Agreement, the Debenture Indenture and the certificates representing the Offered Debentures, the fulfilment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Offered Debentures to be issued and sold by the Corporation at the Closing Time and the issuance of the Common Shares do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with: (A) the provisions of the YBCA or Yukon securities law; or (B) the articles, by-laws or other constating documents of the Corporation;

(xx)	CIBC Mellon Trust Company has been duly appointed as the transfer agent and registrar for the Common Shares;

(xxi)	Computershare Trust Company of Canada has been duly appointed as the transfer agent, register and trustee for the Offered Debentures under the Debenture Indenture; and

(xxii)
the text the Final Prospectus under the headings “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Final Prospectus is an accurate statement of law subject to the assumptions and other qualifications referred to therein.

In connection with such opinion, counsel to the Corporation may rely on the opinions of local counsel in the Qualifying Provinces acceptable to counsel to the Underwriters, acting reasonably, as to certain corporate and securities matters relating to the Corporation and as to the qualification for distribution of the Offered Debentures or opinions may be given directly by local counsel of the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

34.

(b)
if any Offered Debentures are sold by an Underwriter or any affiliate of the Underwriters or Selling Firm in transactions requiring an exemption from the registration requirements under the U.S. Securities Act, the Corporation shall cause a favourable legal opinion to be delivered by its United States counsel, Davis Graham & Stubbs LLP, to the Underwriters, such opinion to be subject to such qualifications and assumptions as the Underwriters may agree, acting reasonably, to the effect that no registration of the Offered Debentures will be required under the U.S. Securities Act in connection with the offer and sale of the Offered Debentures in the United States, provided, that the sale of the Offered Debentures in the United States is made in accordance with Schedule “A” hereto, it being understood that such counsel need not express its opinion with respect to (i) the issuance of Common Shares in connection with any term, provision or feature of the Offered Debentures, other than the issuance of Common Shares upon conversion of the Offered Debentures or (ii) any subsequent resales of the Offered Debentures or the Common Shares and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(c)
the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from local counsel to the Corporation with respect to title to the Black Fox Property, Pike River Property and Grey Fox Property;

(d)
the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officer(s) of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation, to the best of the knowledge, information and belief of the persons so signing, with respect to: (i) the articles and by-laws of the Corporation; (ii) the resolutions of the Corporation’s board of directors relevant to the issue and sale of the Offered Debentures to be issued and sold by the Corporation and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Corporation;

(e)
the Corporation shall cause the Corporation’s Auditors to deliver to the Underwriters a comfort letter, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in paragraph 6(a)(ii) hereof;

(f)
the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation and without personal liability, to the best of the knowledge, information and belief of the persons so signing, after having made due enquiry and after having carefully examined the Final Prospectus and any Supplementary Material, that:

(i)	the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)
the representations and warranties of the Corporation contained herein are true and correct as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

35.

(iii)
receipts or decision documents have been issued by the Canadian Securities Commissions for the Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Securities Laws or by any regulatory authority;

(iv)
since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be; and

(v)
there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Securities Laws in the Qualifying Provinces;

(g)
the Underwriters shall have received copies of correspondence indicating that the Corporation has obtained all necessary approvals for the Common Shares issuable pursuant to the conversion, redemption or maturity of or otherwise pursuant to the Offered Debentures to be conditionally listed on the Stock Exchanges (except, in respect of the NYSE Amex, any such Common Shares not calculable on the date hereof), subject only to the Standard Listing Conditions;

(h)
the Underwriters shall have received copies of correspondence indicating that the Corporation has obtained all necessary approvals for the Offered Debentures to be conditionally listed on the TSX, subject only to the Standard Listing Conditions;

(i)
the Underwriters shall have completed and be satisfied, in their sole discretion, acting reasonably, with the results of their due diligence investigations regarding the Corporation, its business, operations and financial condition and market conditions at the Closing Time;

(j)	the Underwriters shall have received duly executed copies of the Debenture Indenture in form and substance satisfactory to the Underwriters, acting reasonably;

36.

(k)
the Underwriters shall have received an executed lock-up agreement from each officer and director of the Corporation agreeing that during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, such director or officer of the Corporation shall not, directly or indirectly, without the prior consent of BMO, such consent not to be unreasonably withheld, sell or agree to sell (or announce any intention to do so), any Common Shares or securities exercisable, exchangeable or convertible into Common Shares.

(l)	the Underwriters shall have received a certificate from CIBC Mellon Trust Company as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date;

(m)
the Underwriters shall have received a certificate of compliance or the equivalent in respect of the Corporation issued by the appropriate regulatory authority in the jurisdiction in which the Corporation is incorporated;

(n)
the Underwriters shall have received confirmation that the Corporation is a reporting issuer or the equivalent in each Qualifying Province not in default of the applicable Securities Laws of such Qualifying Province; and

(o)
the Underwriters shall have received written consent(s) to the Offering and the issue of the Offered Debentures thereunder from RMB Australia Holdings Limited and RMB Resources Inc. as required pursuant to the Project Facility in form and substance satisfactory to the Underwriters, acting reasonably.

13.	Restrictions on Further Issues or Sales

(a)
During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Corporation shall not, directly or indirectly, without the prior consent of BMO, such consent not to be unreasonably withheld, issue or announce any offer, sale or other issuance of any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or agree to do or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or other securities, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, save and except for (i) as contemplated by this Agreement, (ii) pursuant to the grant or exercise of stock options and other similar issuances pursuant to the Corporation’s share incentive plan and other share compensation arrangements outstanding as of the date hereof, (iii) pursuant to the exercise of warrants outstanding as at the date hereof, or (iv) pursuant to share issuance obligations under existing agreements.

(b)
During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the officers and directors of the Corporation shall not, directly or indirectly, without the prior consent of BMO, such consent not to be unreasonably withheld, sell or agree to sell (or announce any intention to do so), any Common Shares or securities exercisable, exchangeable or convertible into Common Shares.

37.

14.	All Terms to be Conditions

The Corporation agrees that the conditions contained in section 12 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its reasonable best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in section 12 shall entitle the Underwriters (or any of them) to terminate their obligation to arrange for the sale of the Offered Debentures, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that any Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of such Underwriter in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

15.	Termination Events

Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Debentures by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)
material change – there shall have occurred or been discovered any material change or new material fact or a development in the Corporation’s affairs that could result in a material change or a new material fact that, in the opinion of the Underwriters, or any of them, acting reasonably, prevents or restricts trading in or the distribution of the Offered Debentures in a material respect or has or may have a materially adverse effect on the market price or value of the Common Shares;

(b)
cease trade – any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Debentures is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Stock Exchanges or any other competent authority, and such order or proceeding has not been rescinded, revoked or withdrawn;

(c)
regulatory out/disaster out – (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Stock Exchanges or any securities regulatory authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to the Underwriter) or any law or regulation is enacted or proposed or changed that, in the opinion of the Underwriters, or any of them, acting reasonably, operates to prevent or restrict the trading or distribution of the Offered Debentures or the Common Shares in a material respect or materially and adversely affects or will materially and adversely affect the market price or value of the Offered Debentures or the Common Shares; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crisis, or any law or regulation that, in the opinion of the Underwriters, or any one of them, acting reasonably, materially adversely affects, or would be expected to materially adversely affect, the financial markets or the business, operations or affairs of the Corporation taken as a whole or the market price or value of the Offered Debentures or the Common Shares;

38.

(d)
breach of agreement - the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes false and such breach is not remedied by the Corporation at or prior to the Closing Time.

16.	Exercise of Termination Right

If this Agreement is terminated by any of the Underwriters pursuant to section 15, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under sections 18, 19 and 20. The right of the Underwriters (or any of them) to terminate their obligations under this Agreement is in addition to such other remedies as they may have in respect of any matter contemplated by this Agreement. A notice of termination given by one Underwriter under section 15 shall not be binding upon the other Underwriters.

17.	Survival of Representations and Warranties

All representation, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Debentures and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters, the Purchasers and/or the Corporation, as the case may be, in accordance with applicable law, regardless of any subsequent disposition of the Offered Debentures or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the later of: (i) the date that is two years following the Closing Date, and (ii) the latest date under the applicable Securities Laws relevant to a substituted purchaser of the Offered Debentures (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a substituted purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Prospectus or, if applicable, any Supplementary Material. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

18.	Indemnification by the Corporation

(a)
The Corporation shall fully indemnify and save harmless each of the Underwriters and their respective affiliates, and the respective directors, officers, employees and agents thereof (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profit), claims, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of caused by or arising directly or indirectly from or in consequence of:

39.

(i)
the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Debentures or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Debentures being or being alleged to be untrue, false or misleading;

(ii)	any negligence or wilful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Offered Debentures;

(iii)
any information or statement (except any statement made in reliance upon and in conformity with written information furnished to the Corporation by the Underwriters expressly for use in the Offering Documents) contained in the Offering Documents filed in connection with the sale of the Offered Debentures pursuant to the Offering (including, for greater certainty, any of the Documents Incorporated by Reference and any Subsequent Disclosure Documents) or any certificate of the Issuer delivered under this Agreement which at the time and in light of the circumstances in which it was made contains or is alleged to contain a misrepresentation;

(iv)
any omission or alleged omission to state in any of the Offering Documents (including, for greater certainty, the Documents Incorporated by Reference and any Subsequent Disclosure Documents) or in any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any (except any statement made in reliance upon and in conformity with written information furnished to the Corporation by the Underwriters expressly for use in the Offering Documents), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(v)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities regulator or other competent authority, not based upon the activities or alleged activities of the Underwriters, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation made by the Corporation;

(vi)
the non-compliance or alleged non-compliance by the Corporation with any of the Securities Laws of the Qualifying Provinces or the U.S. Securities Act relating to or connected with the sale by the Corporation of the Offered Debentures, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection,

40.

provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, this indemnity shall not apply.

(b)
If any claim contemplated by this section 18 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this section 18 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation under this section 18 only to the extent that the Corporation is prejudiced by such failure). The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably and no admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation, in each case such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)	the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within twenty days of receiving notice of such suit;

(ii)	the employment of such counsel has been authorized by the Corporation; or

(iii)
the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party and the Corporation shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of cases (i), (ii) or (iii), the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel for all Indemnified Parties. In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel for all Indemnity Parties in respect of any particular claim or set of claims).

(c)
The Corporation hereby acknowledges and agrees that, with respect to sections 18 and 20 hereof, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under sections 18 and 19 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

41.

The rights of indemnity contained in this section 18 shall not enure to the benefit of the Underwriters or any other Indemnified Party if the person asserting any claim contemplated by this section 18 was not provided with a copy of the Prospectus or Supplementary Material which corrects any untrue statement or information, misrepresentation or omission which is the basis of such claim and which is required under the Securities Laws to be delivered to such person by the Underwriters or members of their banking or selling group (if any).

19.	Contribution

(a)
In order to provide for just and equitable contribution in circumstances in which the indemnity provided in section 18 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits) of the nature contemplated in section 18 hereof and suffered or incurred by the Indemnified Parties in proportions such that the Underwriters shall be responsible for the portion represented by the percentage that the total Underwriters’ Fee payable to the Underwriters bears to the aggregate purchase price of the Offered Debentures, both as determined pursuant to the provisions hereof, and the Corporation shall, subject to subsection (b) of this section 19 be responsible for the balance, whether or not it has been sued or sued separately; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total fee or any portion thereof actually received. However, no party that has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made to have engaged in any fraud, fraudulent misrepresentation or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or negligence.

(b)
For greater certainty, the Corporation shall not have any obligation to contribute pursuant to this section 19 in respect of any claim except to the extent the indemnity given by it in section 18 hereof would have been applicable to such claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

(c)
The rights to contribution provided in this section 19 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that subsections (a) and (b) of this section 19 shall apply, mutatis mutandis, in respect of such other right.

(d)
If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Corporation notice thereof in writing, but failure to so notify shall not relieve the Corporation of any obligation which it may have to the Indemnified Party under this section 19 provided that the Corporation is not prejudiced by such failure, and the right of the Corporation to assume the defence of such Indemnified Party shall apply as set out in section 18 hereof, mutatis mutandis.

42.

20.	Expenses

The Corporation shall pay all expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Offered Debentures and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the qualification of the Offered Debentures for distribution, the fees and expenses of the Corporation’s counsel and of local counsel to the Corporation, the reasonable fees and expenses of the Corporation’s Auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Offered Debentures, all reasonable expenses and fees incurred by the Underwriters and the reasonable fees of the Underwriters’ counsel, whether or not the Offering or any part thereof is completed.

21.	Underwriters’ Obligations

The Underwriters’ obligations under this Agreement, as it applies to the Units, shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

BMO Nesbitt Burns Inc.	-	60.0%
Haywood Securities Inc.	-	17.5%
CIBC World Markets Inc.	-	10.0%
Cormark Securities Inc.	-	10.0%
Paradigm Capital Inc.	-	2.5%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Debentures which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Offered Debentures which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Debentures to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Debentures pursuant to the foregoing:

43.

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Offered Debentures that any Refusing Underwriter is obligated to purchase; and

(b)	the Corporation shall not be obliged to sell less than all of the Offered Debentures,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 18, 19 and 20.  Nothing in this Agreement shall oblige any U.S. Affiliate to purchase the Offered Debenture. Any U.S. Affiliate who makes any offers of the Offered Debentures in the United States will do so solely as an agent for an Underwriter.

22.	Underwriters’ Authority

The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by BMO who shall represent the Underwriters and have authority to bind the Underwriters hereunder. In all cases, BMO shall use its best efforts to consult with the other Underwriters prior to taking any action contemplated herein.

23.	Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street
Purdy’s Wharf Tower II
Halifax, Nova Scotia
B3J 3R7

Fax:           (902) 491-4281
Attention:         Wade Dawe, President and CEO

with a copy (but not as notice) to:

Fogler, Rubinoff LLP
95 Wellington Street West
Suite 1200
Toronto, Ontario
M5J 2Z9

Fax:           (416) 941-8852
Attention:         Rick Moscone

(b)	If to the Underwriters, to:

BMO Nesbitt Burns Inc.
100 King St. W., 4th Floor
Toronto, Ontario
M5X 1H3

Fax:           (416) 359-4459
Attention:         Jason Neal

44.

and to:

Haywood Securities Inc.
Brookfield Place, 181 Bay St.
Suite 2910, Box 808
Toronto, Ontario
M5J 2T3

Fax:           (416) 507-2350
Attention:         Greg McKenzie

and to:

CIBC World Markets Inc.
161 Bay St., 7th Floor
Toronto, Ontario
M5J 2S8

Fax: (416) 594-8848
Attention:         Rick McCreary

and to:

Cormark Securities Inc.
Royal Bank Plaza – South Tower
200 Bay Street, Suite 2800
Toronto, Ontario
M5J 2J2

Fax:           (416) 416-943-6496
Attention:         Dan Barnholden

and to:

Paradigm Capital Inc.
95 Wellington Street West, Suite 2101
Toronto, Ontario
M5J 2N7

Fax:           (416) 361-0679
Attention:         Ian Joseph

with a copy (but not as notice) to:

Fraser Milner Casgrain LLP
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1B2

Fax:           (416) 863-4592
Attention:         Abbas Ali Khan

45.

Each notice or other communication shall be in writing and shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent. The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid.

24.	Time of the Essence

Time shall, in all respects, be of the essence hereof.

25.	Headings

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

26.	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

27.	Entire Agreement

This Agreement constitutes the only agreement between the parties in connection with the issue and sale of the Offered Debentures and shall supersede any and all prior negotiations and understandings in connection with the issue and sale of the Offered Debentures, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

28.	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

29.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

30.	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns.

46.

31.	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

32.	Obligations of the Underwriters

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

33.	Market Stabilization

In connection with the distribution of the Offered Debentures, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

34.	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

35.	Counterparts and Facsimile Copies

This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

47.

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

BMO NESBITT BURNS INC.

Per:	(Signed) “Jason Neal”
Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per:	(Signed) “Greg McKenzie”
Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:	(Signed) “Rick McCreary”
Authorized Signing Officer

CORMARK SECURITIES INC.

Per:	(Signed) “Jeff Kennedy”
Authorized Signing Officer

PARADIGM CAPITAL INC.

Per:	(Signed) “Ian Joseph”
Authorized Signing Officer

48.

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

BRIGUS GOLD CORP.

Per:	(Signed) “Wade K. Dawe”
Authorized Signing Officer

49.

SCHEDULE “A”
UNITED STATES OFFERS AND SALES

As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(b)
“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Debentures or the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Debentures;

(c)	“PFIC” means a passive foreign investment company within the meaning of section 1297(a) of the Code;

(d)	“Qualified Institutional Buyer” means a qualified institutional buyer as that term is defined in Rule 144A;

(e)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

(h)	“SEC” means the United States Securities and Exchange Commission;

(i)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S; and

(j)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act.

Each Underwriter represents, warrants and covenants to the Corporation that:

1.
Neither it nor any of its affiliates, nor any person acting on its or their behalf, has offered and sold, and will not offer and sell, any Offered Debentures forming part of its allotment except (a) in an offshore transaction in accordance with Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 4 through 8 below.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Debentures, except with its affiliates, any Selling Firm or with the prior written consent of the Corporation. It shall require each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such Selling Firm.

3.
Neither it nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Debentures or the Common Shares.

4.
All offers and sales of Offered Debentures in the United States by it shall be made (i) through its U.S. Affiliate in compliance with all applicable U.S. broker-dealer requirements, or (ii) directly by it in accordance with Rule 15a-6 under the Exchange Act. It and any such U.S. Affiliate, as applicable, are Qualified Institutional Buyers.

5.
Offers and sales of Offered Debentures in the United States by it shall not be made (i) by any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.
Offers to sell and solicitations of offers to buy the Offered Debentures in the United States shall be made by it in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers.

7.
All purchasers of the Offered Debentures in the United States shall be informed that the Offered Debentures have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

8.
Each offeree in the United States has been or shall be provided with a U.S. Private Placement Memorandum including the Preliminary Prospectus and/or the Prospectus, and each purchaser in the United States will have received at or prior to the time of purchase of any Offered Debentures the U.S. Private Placement Memorandum including the Prospectus.

9.
Any offer, sale or solicitation of an offer to buy Offered Debentures that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers that are exempt, or in transactions that are exempt, from registration under applicable state securities laws.

10.	At least one business day prior to the Closing Time, it will provide the transfer agent with a list of all purchasers of the Offered Debentures in the United States.

11.
At the Closing Time, it, together with its U.S. Affiliate selling Offered Debentures in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule, relating to the manner of the offer and sale of the Offered Debentures in the United States, or will be deemed to have represented and warranted for the benefit of the Corporation that neither it nor any of its U.S. Affiliates offered or sold Offered Debentures within the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to the Underwriters that:

1.	The Corporation is a “foreign issuer” within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Debentures and the Common Shares.

2.
The Corporation is not now, and as a result of the sale of Offered Debentures contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3.
None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters or any person acting on their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Debentures in the United States.

4.
The Offered Debentures are not, and as of the Closing Time will not be, and no securities of the same class as the Offered Debentures are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible into or exchangeable for securities so listed or quoted at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent.

5.
For so long as any of the Offered Debentures or the Common Shares are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such securities, or to any prospective purchaser of such securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

6.
Except with respect to the offer and sale of the Offered Debentures, the Corporation has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Offered Debentures and would cause the exemptions from registration set forth in Rule 144A to become unavailable with respect to the offer and sale of the Offered Debentures.

7.
Based on current business plans and financial expectations, the Corporation expects that it will not be a PFIC for its fiscal year ending December 31, 2011.  The Corporation will use commercially reasonable efforts to provide to any purchaser of the Offered Debentures for each fiscal year of the Corporation ending on or before December 31, 2016, upon such purchaser’s written request: (a) timely and reasonably accurate information as to the Corporation’s status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power (each such subsidiary, a “Subsidiary”), and (b) for each year in which the Corporation determines that it is likely a PFIC, all information and documentation that the purchaser would be required to obtain for U.S. federal income tax purpose in connection with making a “qualified electing fund” election under the meaning of Section 1295 of the Code with respect to the Corporation and each Subsidiary that the Corporation has determined is likely a PFIC.

EXHIBIT I TO SCHEDULE “A”
UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the Offered Debentures of Brigus Gold Corp. (the “Corporation”) pursuant to the Underwriting Agreement dated March 9, 2011 between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(i)
[Name of U.S. broker-dealer affiliate] was a duly registered broker or dealer with the United States Securities and Exchange Commission at all times at which [Name of U.S. broker-dealer affiliate] offered the Offered Debentures in the United States and is a duly registered broker or dealer with the United States Securities and Exchange Commission on the date hereof;

(ii)
[Name of U.S. broker-dealer affiliate] was a member of and in good standing with the Financial Industry Regulatory Authority, Inc. at all times at which [Name of U.S. broker-dealer affiliate] offered the Offered Debentures in the United States and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof;

(iii)
each offeree in the United States was provided with a copy of the U.S. Private Placement Memorandum including the Preliminary Prospectus and/or the Prospectus, for the offering of the Offered Debentures in the United States;

(iv)
immediately prior to our transmitting such U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Offered Debentures from us is a Qualified Institutional Buyer;

(v)
no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Debentures in the United States; and

(vi)	the offering of the Offered Debentures in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.Terms used in this Certificate have the meanings given to them in the Underwriting Agreement, including Schedule “A” thereto, unless otherwise defined herein.

Dated this day of                           , 2011.

Exhibit A-2

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By:	By:
Name:	Name:
Title:	Title